QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

[LETTERHEAD]

December 17, 2006

Mr. Thomas D. Karol
Chairman of the Board and CEO
ElkCorp
14911 Quorum Drive, Suite 600
Dallas, TX 75254-1491

Dear Tom:

        We are today announcing that we will be commencing a tender offer for all outstanding Elk common shares at $35 per share. As you know, we have already received antitrust clearance and this offer is not conditional on financing.

        Tom, BMCA has been both open and direct in all its dealings with you, your colleagues, and outside advisors. Notwithstanding, Elk has refused to enter into discussions with us regarding our merger proposal or provide confidential information as it has with other bidders. Most recently, on Tuesday, December 12th, our representatives contacted your financial advisors, UBS, seeking guidance on how best to proceed. UBS informed us that BMCA's merger proposal was scheduled to be considered at an Elk Board meeting on December 13th and that they would be in a position to provide us with guidance in a call immediately after the meeting. Instead, we have heard nothing from your advisors, and they have since "gone off the air."

        You should know that, in light of the above, you have given us no choice but to take our offer directly to shareholders. Please be assured that we continue to stand ready to negotiate a definitive merger agreement directly with Elk, if it so chooses, and we believe this to be in the best interests of Elk, its shareholders and employees.

        All the best.

Sincerely,
/s/ Robert B. Tafaro Robert B. Tafaro President and Chief Executive Officer
cc: Elk Board of Directors

QuickLinks

[LETTERHEAD]